UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-11625

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
Pentair, Inc. Retirement Savings and Stock Incentive Plan
Pentair, Inc.
5500 Wayzata Boulevard, Suite 900
Golden Valley, Minnesota 55416

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pentair plc
Regal House, 70 London Road
Twickenham, London, TW13QS
United Kingdom

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 —	12
Form 5500, Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
Pentair, Inc. Retirement Savings and Stock Incentive Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 27, 2019

We have served as the Plan’s auditor since at least 2002, however, an earlier year could not be reliably determined.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Notes receivable from participants	$13,206,110	$15,874,168
Employee contributions receivable	1,198,655	1,361,849
Employer contributions receivable	818,546	9,276,507
Other receivables	1,147	1,252
Total receivables	15,224,458	26,513,776
Investments — at fair value	959,247,762	1,189,317,543
Total assets	974,472,220	1,215,831,319
LIABILITIES:
Investment settlements payable	1,147	83,794
Total liabilities	1,147	83,794
NET ASSETS AVAILABLE FOR BENEFITS	$974,471,073	$1,215,747,525
See accompanying notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

ADDITIONS:
Employee contributions	$43,209,288
Employer contributions	24,305,283
Rollover contributions	32,476,502
Interest, dividend and other income	22,561,215
Total additions	122,552,288
DEDUCTIONS:
Benefits paid to participants	141,031,871
Administrative expenses	643,208
Net depreciation in the fair value of investments	88,594,143
Total deductions	230,269,222
DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(107,716,934)
PLAN TRANSFERS (Note 1)	(133,559,518)
DECREASE IN NET ASSETS	(241,276,452)
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,215,747,525
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$974,471,073
See accompanying notes to financial statements.

Notes to financial statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

1.	DESCRIPTION OF THE PLAN
The following description of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General Information — The Plan is a defined contribution profit-sharing plan with a cash or deferred arrangement described in Internal Revenue Code (“IRC”) Section 401(k) and an employee stock ownership plan (“ESOP”) component of the stock-bonus type. With certain exceptions, the Plan covers employees of Pentair, Inc. (the “Company”) and its U.S. subsidiaries who have attained age 18, although such employees must have one year of service before becoming eligible for employer discretionary contributions. The Company is a subsidiary of Pentair plc and is the Plan sponsor as well as Plan administrator. Fidelity Management Trust Company (“Fidelity”) is recordkeeper and trustee of the Plan, including the ESOP. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
In January 2018, in connection with the sale of the Valves & Controls business to Emerson Electric Company (“Emerson”), the Plan transferred $133,559,518 to an Emerson tax-qualified retirement plan. The assets transferred were related to Plan accounts of participants who transferred to Emerson and were no longer participating under the Plan.

Subsequent to the issuance of the 2017 financial statements, the Plan’s management determined that the investment in the Managed Income Portfolio II Fund on the Statements of Net Assets Available for Benefits should have been listed as an investment at fair value instead of an investment at contract value. In addition, a disclosure error was identified in the previously reported amounts of “Investments at Fair Value” and “Investments at Net Asset Value (NAV)” in Note 4. The Managed Income Portfolio II Fund had previously not been included in “Investments at Fair Value” and “Investments at NAV.” There is no change in total investments disclosed or reported.
Participation — Participation for regular full- and part-time employees may commence effective with the date of hire, provided that the employee is at least age 18, and provided that a non-regular employee must complete six months of service before becoming a participant. Participant contributions are subject to a maximum of 50% of pre-tax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC 402(g) limitation of $18,500 for 2018 and $18,000 for 2017, respectively, provided that employees who will be age 50 or older are permitted to make additional catch-up contributions to the Plan up to the IRC limitation of $6,000 for 2018 and 2017.
The Plan has an automatic enrollment feature for new non-union employees at a deferral rate of 5% of eligible compensation with an automatic annual increase of 1% of eligible compensation per year until the participant reaches a deferral rate of 10%. Employees may opt-out of automatic enrollment and automatic annual increase at any time.
Non-union matching contributions are 100% of the first 5% of eligible compensation that is contributed to the Plan by a participant on a pre-tax basis and are made in the form of cash. Union matching contributions are cash contributions made in accordance with the respective union contract agreements, with the majority of the union matching contributions being equal to 50% of the first 5% of eligible compensation that is contributed to the Plan by a union participant on a pre-tax basis.
Discretionary ESOP contributions for union participants are made in accordance with the respective union contract agreements, which provide for contributions of cash or Pentair plc common stock at 1.5% of eligible compensation.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and allocations of Company discretionary ESOP contributions and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled to under the Plan is the benefit that can be provided from the participant’s vested account.
Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Company discretionary ESOP contributions are automatically invested in Pentair plc common stock. The Plan currently offers various investment alternatives to Plan participants, consisting of corporate stock, mutual funds and stable value funds. Investment management fees are charged against 401(k) trust earnings prior to the allocation of earnings.

Notes to financial statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

Notes receivable from participants — Loans for any reason are allowed under the Plan. The interest rate charged is prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance, not including employer contributions, or $50,000. Due to transfers of notes receivable from participants related to plan mergers in prior years, certain loans outstanding as of December 31, 2018 may bear interest at rates higher than the prime rate plus 1%, however, there are no loans outstanding with an original maturity greater than 15 years.
Vesting — All pre-tax elective deferral, after-tax, and discretionary contributions are immediately 100% vested. The Company’s matching contributions for non-union participants generally are 100% vested after 12 months of service and union participants vest in accordance with the respective union contracts.
Administrative Expenses — Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants as provided in the Plan document.
Payment of Benefits — Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Some participants can also elect annual installments over a term-certain period.
Withdrawals — Hardship withdrawals are available for immediate and heavy financial need up to the amount of pre-tax contributions, but not earnings. Hardship withdrawals can occur any time with a maximum of two per calendar year.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
The Plan provides various investment options to its participants, including corporate stock, mutual funds and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan’s investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 4). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in the fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at year end.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payments of benefits
Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but had not yet been paid at December 31, 2018 and 2017.

Notes to financial statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

3.	STABLE VALUE FUND
The Plan provides participants a stable value investment option managed by Fidelity. The Managed Income Portfolio II Fund of the Fidelity Group for Employee Benefit Plans (the “fund”) includes synthetic guaranteed investment contracts (the “wrap contracts”) and is a portfolio of financial instruments. The wrap contracts cover the underlying portfolio of financial instruments and require that all participant-initiated transactions be executed at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
The fund is valued using the NAV per share. The fund’s contract value was $107,348,678 and $113,939,948 as of December 31, 2018 and 2017, respectively. The redemption frequency is daily. There is no redemption notice period for the individual participant level; however, there is up to a 12 month redemption notice period for the Plan level.
Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates the estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting rate is 2.17% for 2018.
The crediting rate, and hence the fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund’s return.
If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10 in cash and bonds for every $10 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund’s return. Redemptions by existing shareholders will have the opposite effect and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund’s return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.
If the fund experiences significant redemptions when the market value is below the contract value, the fund’s yield may be reduced significantly to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continue, the fund’s yield could be reduced to zero. If redemptions continue thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.
The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to noncompeting funds within a plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer

•	Complete or partial termination of the Plan

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow

•	Merger or consolidation of the Plan into another plan; the transfer of Plan assets to another plan; or the sale, spin-off, or merger of a subsidiary or division of the Plan sponsor

•
Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund

Notes to financial statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

•	Exclusion of a group of previously eligible employees from eligibility in the Plan

•	Any early retirement program, group termination, group layoff, facility closing, or similar program

•	Any transfer of assets from the fund directly to a competing option
A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund’s covered assets is below its contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to its contract value. A wrap issuer may also terminate a wrap contract if Fidelity’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract failed to be met. In the event that the market value of the fund’s covered assets is below its contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund. The Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

December 31, 2018
Average yields:
Based on annualized earnings (1)	2.55%
Based on interest rate credited to participants (2)	2.17

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by fair value of the investments on the same date.

4.	FAIR VALUE MEASUREMENTS
The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Notes to financial statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual funds, common stock and other investments — These investments are classified as Level 1 and consist of various publicly-traded money market funds, mutual funds, common stock and other investments. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the NAV of shares held by the Plan at period-end, and are actively traded.
Common/collective trusts — These investments consist of various other collective investment trust funds. The underlying investments in these collective investment trust funds primarily include intermediate and long-term debt securities, corporate debt securities, equity securities and fixed income securities. The overall fair value of the common/collective trusts are valued at NAV, which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding.
The fair values of the Plan’s investments measured at fair value on a recurring basis and their respective level within the fair value hierarchy as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pentair plc common stock	$61,467,061	$—	$—	$61,467,061
nVent Electric plc common stock	38,533,229	—	—	38,533,229
Interest-bearing cash	306,804	—	—	306,804
Mutual funds:
Blended funds	44,522,810	—	—	44,522,810
Growth funds	10,167,800	—	—	10,167,800
Value funds	68,683,268	—	—	68,683,268
International funds	30,353,683	—	—	30,353,683
Net investments in fair value hierarchy	254,034,655	—	—	254,034,655
Investments valued at NAV				705,213,107
Total investments at fair value	$254,034,655	$—	$—	$959,247,762

	December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pentair plc common stock	$129,662,345	$—	$—	$129,662,345
Interest-bearing cash	1,688,372	—	—	1,688,372
Mutual funds:
Blended funds	45,279,005	—	—	45,279,005
Growth Funds	9,888,332	—	—	9,888,332
Value funds	96,600,430	—	—	96,600,430
International funds	46,198,065	—	—	46,198,065
Net assets in fair value hierarchy	329,316,549	—	—	329,316,549
Investments valued at NAV				860,000,994
Total investments at fair value	$329,316,549	$—	$—	$1,189,317,543
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Notes to financial statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2018 and 2017, there were no transfers between levels.

Notes to financial statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 27, 2015, that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are stable value funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee and recordkeeper as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2018 and 2017, the Plan held 1,626,974 and 1,836,057 shares, respectively, of common stock of Pentair plc, the parent of the Company, with a cost basis of $40,309,937 and $66,222,327, respectively. During the year ended December 31, 2018, the Plan recorded dividend income of $1,619,110 with respect to the common stock of Pentair plc.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2018 and 2017, reconciliation of net assets available for benefits per the financial statements to the Form 5500 was as follows:

	2018	2017
Net assets available for benefits per the financial statements	$974,471,073	$1,215,747,525
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,214,810)	(237,038)
Less: Cumulative deemed distributions of participant loans	(682,244)	(679,506)
Net assets available for benefits per Form 5500	$972,574,019	$1,214,830,981
For the year ended December 31, 2018, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 was as follows:

2018
Change in net assets available for benefits per the financial statements	$(241,276,452)
Add: Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,214,810)
Less: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	237,038
Less: Change in cumulative deemed distributions of participant loans	(2,738)
Change in net assets available for benefits per Form 5500	$(242,256,962)
*    *    *    *    *    *

9.	SUBSEQUENT EVENTS
In April 2018, the Company completed the separation of its Electrical business from the rest of Pentair plc and its consolidated subsidiaries (the “Separation”) by means of a dividend in specie of the Electrical business, which was effected by the transfer of the Electrical business from Pentair to nVent Electric plc (“nVent”) and the issuance by nVent of ordinary shares directly to Pentair shareholders (the “Distribution”). On January 30, 2019, in connection with the Separation and Distribution and in accordance with the Employee Matters Agreement between Pentair plc and nVent, $424,191,697 in assets were transferred from the Plan into the newly formed nVent defined contribution plan.

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN		(EIN: 41-0907434)
		(Plan #002)

FORM 5500, SCHEDULE H, PART IV LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2018
		Current
Description	Cost	Value
COMMON/COLLECTIVE TRUSTS:
JPMorgan SmartRetirement Passive Blend Income Fund	*	$13,816,648
JPMorgan SmartRetirement Passive Blend 2020 Fund	*	52,289,002
JPMorgan SmartRetirement Passive Blend 2025 Fund	*	60,952,974
JPMorgan SmartRetirement Passive Blend 2030 Fund	*	57,382,978
JPMorgan SmartRetirement Passive Blend 2035 Fund	*	41,111,281
JPMorgan SmartRetirement Passive Blend 2040 Fund	*	32,295,872
JPMorgan SmartRetirement Passive Blend 2045 Fund	*	20,398,621
JPMorgan SmartRetirement Passive Blend 2050 Fund	*	23,992,065
JPMorgan SmartRetirement Passive Blend 2055 Fund	*	11,324,576
JPMorgan SmartRetirement Passive Blend 2060 Fund	*	1,467,956
Fidelity Growth Company (1)	*	146,779,475
Legal & General US Total Stock Market Index	*	112,160,227
Legal & General International Developed Index	*	1,454,386
BlackRock Total Return	*	21,782,010
Principal Diversified Real Asset Inst	*	656,358
Total common collective trusts		$597,864,429
REGISTERED INVESTMENT COMPANIES:
Oakmark Fund	*	51,742,555
Dodge & Cox International Stock	*	28,082,506
Fidelity US Bond Index (1)	*	4,308,446
Victory Integrity Small Cap Value Fund R6	*	16,940,712
Hartford International Small Company	*	2,271,178
AMG Times Square Small Cap Growth Fund	*	40,214,364
Vanguard International Growth Fund Adm	*	10,167,800
Total registered investment companies		$153,727,561
INTEREST-BEARING CASH
Vanguard Federal Money Market	*	$278,751
Vanguard Prime Money Market ADM	*	28,053
Total interest-bearing cash		$306,804
PENTAIR PLC COMPANY STOCK FUND:
Pentair plc common stock (1)	*	$61,467,061
nVENT ELECTRIC PLC COMPANY STOCK FUND:
nVent Electric plc common stock	*	$38,533,229
STABLE VALUE FUND
Fidelity Managed Income Portfolio II, CL 4 (1)	*	$107,348,678
NOTES RECEIVABLE FROM PARTICIPANTS, LESS DEEMED DISTRIBUTIONS (1) (2)	*	$12,523,866
TOTAL		$971,771,628

(1)	Party-in-interest.

(2)	Interest rates range from 3.25% to 11.50%. Maturity dates range from 2019 to 2033.
*    Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair, Inc., who administers the Pentair, Inc. Retirement Savings and Stock Incentive Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 27, 2019.

Pentair, Inc. Retirement Savings and Stock Incentive Plan
By Pentair, Inc.

By	/s/ Mark C. Borin
Mark C. Borin
President and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm